UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐             No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Santander Revolving Facility

On September 14, 2017, Atento Luxco 1. S.A. (“Atento Luxco 1” or the “Issuer”) and Atento Brasil S.A. (“Atento Brasil”), entered into an Agreement for Granting a Common Revolving Credit Line (the “Agreement”), with Santander Brasil, Establecimiento Financiero de Crédito S.A. (“Santander”) in respect of a bi-lateral, multi-currency revolving credit facilities (the “Santander Revolving Facilities”). Up to $30.0 million of commitments are available for the drawing of cash loans in Euros, Mexican Pesos and Colombian Pesos (the “Offshore Tranche”). The original borrowers under the Offshore Tranche are Atento Colombia S.A., Atento Teleservicios España, S.A.U. and Atento Servicios, S.A. de C.V. The Offshore Tranche is guaranteed by the Issuer and Atento Brasil on a joint and several basis. Up to R$80.0 million of commitments (equivalent to approximately $25.0 million as of the date of the Agreement) is available for the drawing of cash loans, promissory notes, debentures or other credit instruments or as an overdraft account (the “BRL Tranche”) and replaces a bank credit certificate with Santander that was entered into on April 15, 2017 in an aggregate principal amount of up to R$80.0 million upon its expiry. The original borrower of the BRL Tranche is Atento Brasil. The BRL Tranche is not guaranteed. The Santander Revolving Facilities are unsecured. Borrowings under the Santander Revolving Facilities are expected to be used for working capital purposes. The Santander Revolving Facilities matures one year after the date of the Agreement. Loans must be repaid on the last day of their terms and, in any event, in full on or prior to the final maturity date. The interest rate applicable to loans made under the Santander Revolving Facilities shall be agreed between the applicable borrower and Santander in advance of the disbursement of each loan. Santander is not obliged to make a loan under the Agreement if an interest rate is not agreed. The Agreement does not include financial covenants, however each drawdown will be subject to a fixed charge cover ratio of 1.00 to 1.00. The Agreement includes representations, general covenants and events of default that are customary for facilities of this nature and is governed by New York law.

The foregoing description of the Agreement is qualified in its entirety by the terms of the Agreement, which is incorporated herein by reference and attached to this report as Exhibit 10.1.

Press Release

On September 18, 2017, Atento issued a press release announcing the entry into the Santander Revolving Facilities, the text of which is set forth as Exhibit 99.1.

Exhibits.

See the Exhibit Index hereto.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Agreement for Granting a Common Revolving Credit Line, dated as of September 14, 2017, by and between Santander Brasil, Establecimiento Financiero de Crédito S.A., Banco Santander (Brasil) S.A., Atento Brasil S.A., Atento Luxco 1 S.A., Atento Teleservicios España, S.A.U., Atento Colombia S.A. and Atento Servicios, S.A. de C.V.

Exhibit 99.1	Press Release, dated September 18, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A. (Registrant)

By:	/s/ Mauricio Montilha
Mauricio Montilha Chief Financial Officer

Date: September 19, 2017